Exhibit 5.1
-----------


MedQuist Inc. - 2003 Second Quarter Conference Call:
----------------------------------------------------

         Good morning everyone. I would like to take this opportunity to thank you for participating in our conference call. My name is Brian Kearns and I am Executive Vice President and Chief Financial Officer of the Company. Also on the call today is John Quaintance, Executive Vice President and President of our Medical Transcription Division.
         By now everyone should have received a copy of our earnings release or have had the opportunity to review the information distributed by the wire services.
         Today we will start the call with a brief overview of our quarterly operations, follow it up with a summary of our financial results, and then open the call to your questions and comments.
         So to start off, I'd like to turn things over to John Quaintance, Executive Vice President and President of our Medical Transcriptions Division to say a few words and to discuss our quarterly operations.
         Thank you Brian. I would like to begin my comments by mentioning that the reason I am speaking to you today is due to the planned retirement of MedQuist's CEO, David Cohen. David retired from MedQuist, as expected, earlier this month. David has spent the last 30 years of his life working with many of us in building this business, and I would like to thank him on behalf of the management team and our 11,000 employees for his leadership and the great job he did in growing this business over the years.
         It is appropriate for me to let you know that we anticipate an announcement of David's successor in the near term. We are not prepared to discuss this in any more detail today, other than to say that an announcement can be expected over the next several weeks. And now I'd like to talk a little bit about our business and what's been going on over the last few months.
         While the economic environment remains difficult, and healthcare is no exception, we remain focused on the future and on all the things we can control. As you will see from our financial results, our second quarter performance was in line with analyst expectations, according to First Call consensus estimates.
         The roll out of our DocQment Enterprise Platform, DEP, has gained significant momentum. After adding roughly $4 million in annualized revenue on the DEP in April and $6 million in May, we gained significant traction and added over $17 million in annualized revenue in June. We believe this implementation run rate is sustainable, which is very exciting for us.
         The roll out of the DEP fundamentally changes and improves the way we run our business. Consistent with the conservative nature of our company, we wanted to make sure the roll out was done right the first time. There are huge training demands for both our staff and clients. While we could have added even more business onto the DEP, we wanted to make sure all our transcriptionists and clients were properly trained to ensure as seamless a transition as possible. Our dedicated and talented team of professionals is working hard to maintain this positive momentum.
         Our transcription business continues to come under pricing pressure, but we remain disciplined in our business practices. We will continue to work hard to differentiate our service offering and work just as hard to communicate our value added service offering to the healthcare market. We will weather these challenges and we'll be well positioned to capitalize on opportunities as the business climate improves.

         We continue to capitalize on the synergies identified when we acquired Lanier Healthcare. We are consolidating Lanier's field support into a centralized service and support organization that will result in an enhanced level of service for our clients and a reduction in duplication of overhead. For example, we are currently in the process of consolidating the Lanier and MedQuist call centers. We continue to focus our efforts on improving the Lanier sales team's ability to sell the full suite of MedQuist's services, including DEP, transcription and coding. We believe there is real upside to our growth potential once our distribution channel is properly fine-tuned.
         We continue to believe that our company's transition to a document management enterprise will allow us to demonstrate MedQuist's clear value to the marketplace. We have restructured our Coding Division to minimize that business unit's cash burn and streamline its customer service. We look forward to marketing CodeRunner, our innovative coding software, to the Emergency Department market, which will hopefully put us in the driver's seat to expand our coding initiative going forward.
         We continue to test and further develop Automated Speech Recognition with our committed technology partner, Philips Electronics. We see exciting applications for this technology to improve our transcriptionists' capacity and productivity in the future.
         Overall, in the second quarter MedQuist continued to provide a valuable service to the healthcare industry by helping hospitals to improve the capture and documentation of critical medical information. We plan to continue to offer this high level of service as well as add other complimentary products and services to provide an even more complete solution for our clients in the future.
         At this time I would like to turn it over to Brian Kearns for a review of our financial results.
         Thank you John.
         For the second quarter:
         MedQuist generated revenue of $123.4 million and Operating Income was $17.5 million or 14.1% of revenue. Earnings per share were $0.29, down compared to $0.33 in the second quarter of last year.
         At June 30, 2003, MedQuist had $167 million in working capital including $133 million in cash. Accounts receivable were $78 million and DSO dropped to the lowest level in our company's recent history, to 57 days, which is down from 61 days at year end 2002. The Company had essentially zero debt and shareholders equity was $434 million.
         At this time since our General Counsel is on a well-earned vacation, I will do the honor of reading the following legal statement before we open the call to questions.
         During the conference call management will make forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws, such as market estimates, growth and expansion plans and opportunities, potential revenue and cost synergies, revenue and earnings projections, expected growth rates, and the benefits of new technologies. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from these forward-looking statements is set forth in our periodic reports filed with the SEC, including our Form 10-Q's and Form 10-K for the year ended December 31, 2002 and our Form 8-K filed in relation to today's call. In addition, more detailed unaudited financial information can be found in the earnings release we issued this morning and in the Form 8-K filed in relation to today's call.
         At this time we would like to open up the call to your questions. Please announce your name before asking your question. Thank you.